Exhibit 8

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List of significant subsidiaries

The table below provides details of the principal subsidiaries of Avecia Group plc:

	Country of incorporation	Principal activity	Percentage of equity owned
Subsidiary undertakings
Avecia Investments Limited	UK	Holding company	100%*
Avecia UK Holdings Limited	UK	Holding company	100%*
Avecia Limited	UK	Chemical manufacture	100%*
Avecia Holdings BV	The Netherlands	Holding company	100%*
Avecia Holdings Inc.	USA	Holding company	100%*
Avecia BV	The Netherlands	Chemical manufacture	100%*
Avecia Inc.	USA	Chemical manufacture	100%*
NeoResins Inc.	USA	Chemical manufacture	100%*
Avecia Biotechnology Inc.	USA	Chemical manufacture	100%*
Avecia Spain SL	Spain	Chemical manufacture	100%*
Joint ventures
Image Polymers Europe	UK	Chemical manufacture	50%¤
Image Polymers Company	USA	Chemical manufacture	50%¤

*	all ordinary shares held
¤	represents percentage share of limited partnership

Registered number: 3768265